

February 28, 2023

Geoffrey Davis
Chief Financial Officer
Melco Resorts & Entertainment LTD
38th Floor, The Centrium, 60 Wyndham Street
Central, Hong Kong

>   **Re: Melco Resorts & Entertainment LTD**
>   **Response Letter dated October 7, 2022 for**
>   **Form 20-F for the Year Ended December 31, 2021**
>   **Filed on March 31, 2022**
>   **File No. 001-33178**

Dear Geoffrey Davis:

We have reviewed your October 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2022 letter.

Form 20-F for the Year Ended December 31, 2021

General

1. We note your response to prior Comment 1 and the proposed revision to your disclosure. Please revise to identify each officer and/or director located in China, Hong Kong or Macau.

Item 3. Key Information, page 12

2. We reviewed your response to comment 4 and the proposed revisions to your disclosure. Please specifically quantify the dividends or distributions made to U.S. investors along with the source.

You may contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Victor Rivera Melandez at 202-551-4182 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David C. Lee